

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2012

Via E-mail
Mr. David Baazov
President and Chief Executive Officer
Amaya Gaming Group Inc.
7600 TransCanada Hwy
Pointe-Claire, Quebec, Canada
H9R 1C8

>   **Re:     CryptoLogic Limited**
>   **Amendment No. 1 to Schedule TO filed by Amaya Gaming Group Inc.**
>   **Filed on March 8, 2012**
>   **File No. 005-59141**

Dear Mr. Baazov:

We have reviewed your amended filing and have the following comments.

Rights of Withdrawal, page 69

1.      We note your changes to sub-paragraph 3(c)(iii).  The parenthetical appearing in sub-paragraph 3(c)(iii)(A) appears inconsistent with the provisions for withdrawal rights under U.S. federal securities laws, as does the first follow-on paragraph restricting rights of withdrawal in certain circumstances.  Please advise, or revise your disclosure.

Revised Offer, page 72

2.      Your response to prior comment 12 does not address our concerns with respect to sub-paragraph 4(e)(i), which appears to permit a change of election only within a period that in some cases might be less than ten business days.  Please advise, or revise your disclosure.

3.      We note your revisions in response to prior comment 16; however, providing a default option for a security holder's election of alternative forms of consideration does not fully address our concerns.  We continue to question the basis for the bidder to make this choice for a security holder after the security holder has already tendered securities into an all-cash offer.  Please revise.

Overseas Shareholders, page 75

4.      We note your revisions in response to prior comment 17.  Your offer appears to remain
        inconsistent with Rule 14d-10(a)(1), which provides that your offer must be open to all
        holders of CryptoLogic shares, including foreign persons.  Prohibitions on the use of
        instrumentalities of, and addresses inside, the restricted jurisdiction would effectively
        preclude the participation of persons residing in those jurisdictions.  Please revise to
        eliminate these restrictions.

General, page 79

5.      We note your response to prior comment 18.  The language you have added to sub-
        paragraph 6(a) does not clarify the following disclosure:

        "… the Offer will lapse unless all conditions relating to the Offer have been fulfilled …
        by … Day 60 or by … the date which is 21 calendar days after the date on which the
        Offer becomes unconditional, whichever is the later…."

        If by this you mean to state "21 calendar days  after the date on which the Offer becomes
        unconditional as to acceptances, whether or not declared as such by Amaya," please
        revise your disclosure to clarify this.

        You may contact me at (202) 551-3503 if you have any questions regarding our
comments.


                                                Sincerely,

                                                /s/ David L. Orlic

                                                David L. Orlic
                                                Special Counsel
                                                Office of Mergers and Acquisitions


cc:     Via E-mail
        Christopher W. Morgan, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP